

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Geoffry Philip Andres
Property President
Studio City International Holdings Limited
6th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong

> **Re: Studio City International Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed September 15, 2020**
> **File No. 333-248804**

Dear Mr. Andres:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Timothy Cruickshank